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                             January 11, 2021

       Jeffrey H. Smulyan
       Chief Executive Officer
       Monument Circle Acquisition Corp.
       One EMMIS Plaza, 40 Monument Circle, Suite 700
       Indianapolis, IN 46204

                                                        Re: Monument Circle
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251627

       Dear Mr. Smulyan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2021 letter.

       Amendment No. 1 to the Registration Statement on Form S-1

       Exhibit 23.1
       Consent of Independent Public Accounting Firm, page II-5

   1. The audit report date of January 6, 2021 referenced here is not consistent with the Report of Independent
Registered Public Accounting Firm dated January 7, 2021 presented on page F-2. Please
revise.
 Jeffrey H. Smulyan
Monument Circle Acquisition Corp.
January 11, 2021
Page 2

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey H. Smulyan
                                                          Division of
Corporation Finance
Comapany NameMonument Circle Acquisition Corp.
                                                          Office of Energy &
Transportation
January 11, 2021 Page 2
cc:       Raphael M. Russo
FirstName LastName